COUNTERPATH CORPORATION
BOX 95, ONE BENTALL CENTRE
300 - 505 BURRARD ST
VANCOUVER  BC  V7X 1M3

March 9, 2012

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC  20549-7010

Attention:	Jaime John
Staff Accountant

Dear Sirs/Mesdames:

Re: CounterPath Corporation Form 10-K for the Fiscal Year Ended April 30, 2011 File No. 000-50346

In connection with your letter of March 1, 2012 with respect to the Form 10-K for the Fiscal Year ended April 30, 2011 filed by CounterPath Corporation (the “Company”), the Company acknowledges and confirms that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order.  Should you have any questions please do not hesitate to contact the undersigned.

Yours truly,

COUNTERPATH CORPORATION

Per:  /s/ David Karp

David Karp, Chief Financial Officer